[AMDL, Inc. Letterhead]

March 21, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Esquire Howard M. Baik, Esquire

Re:	AMDL, Inc. Registration Statement on Form S-3, No. 333-102116

Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, AMDL, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3, as amended (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed offering under the Registration Statement has been abandoned due to market conditions and the likelihood that the remaining non-expired warrants would not be exercised prior to their expiration date. No securities were sold or will be sold under the Registration Statement.

     The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for any subsequent registration statement filed prior to December 23, 2006.

     Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (714) 505-4460.

Very truly yours,
AMDL, INC.
By:	/s/ Gary L. Dreher

Gary L. Dreher. President and Chief Executive Officer